February 22, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  DC  20549


            Re:   Jersey Central Power & Light Company
                  Form RW (Request for Withdrawal)
                  File No. 70-9529
                  ------------------------------------


Ladies and Gentlemen:

             Jersey Central Power & Light Company ("JCP&L") hereby requests withdrawal of its Application on Form U-1 filed in File No. 70-9529, which seeks authority for certain actions in connection with a stranded costs securitization. JCP&L has determined that such authority will not be necessary in the near term.

                                    Sincerely,


                                    /s/  T. G. Howson
                                    ----------------------------
                                    T. G. Howson
                                    Vice President and Treasurer